Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                          For the month of October 2006
                        Commission File Number: 001-06439


                                SONY CORPORATION
                 (Translation of registrant's name into English)

             7-35 KITASHINAGAWA 6-CHOME, SHINAGAWA-KU, TOKYO, JAPAN

                    (Address of principal executive offices)

          The registrant files annual reports under cover of Form 20-F.



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

                  Form 20-F  X                   Form 40-F __


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                            SONY CORPORATION
                                                              (Registrant)


                                         By:  /s/  Nobuyuki Oneda
                                                      (Signature)
                                         Nobuyuki Oneda
                                         Executive Vice President and
                                         Chief Financial Officer

Date: October 11, 2006

List of materials

Documents attached hereto:


i) A Press Release announcing - Sony Ericsson Q3 Results



Sony Corporation                                 Telefonaktiebolaget LM Ericsson
6-7-35, Kitashinagawa                                        SE-164 83 Stockholm
Shinagawa-ku, Tokyo,                                                      Sweden
141-0001 Japan



PRESS RELEASE                                                   October 11, 2006


Sony Ericsson marks 5th anniversary with record quarter

Q3 Highlights:

   - Year-on-year income before tax increases 187%
   - Year-on-year units sales growth of 43% gives market share gain
   - Average Selling Price increases sequentially to EUR147


The consolidated financial summary for Sony Ericsson Mobile Communications AB (Sony Ericsson) for the third quarter ended September 30, 2006 is as follows:

                                           Q3 2005       Q2 2006       Q3 2006
Number of units shipped (million)             13.8          15.7          19.8
Sales (EURO m.)                              2,055         2,272         2,913
Income before taxes (EURO m.)                  151           211           433
Net income (EURO m.)                           104           143           298


Units shipped in the quarter reached 19.8 million, a 43% increase compared to the same period last year, and approximately double the market growth rate. Sales for the quarter were Euro 2,913 million, representing a year-on-year increase of 42%. Income before taxes was Euro 433 million representing a year-on-year increase of 187%. Net income was Euro 298 million.

Sony Ericsson captured market share during the quarter due to the success of hit products such as the K800 Cyber-shot TM phone and Walkman(R) phone line-up. The company further strengthened its music offering at the end of the quarter with the shipment of a new high-end Walkman(R) phone, the W850, a tri-band/UMTS slider phone with storage capacity for up to 1,000 songs. Sony Ericsson also enhanced its music proposition by upgrading its PlayNow TM service to include full track, over-the-air downloads to high-end Walkman(R) models such as the new W850 and by launching M-BUZZ, a fixed and mobile internet space to promote new artists and their music.

"The third quarter saw Sony Ericsson reap the success of hit products announced earlier in the year such as the high-end K800 and W810, mid-range K610 and lower-priced W300 and K310. Our strategy of using flagship products to give Sony Ericsson a lead position within a product category such as imaging with the Cyber-shot TM megapixel camera phone or music with the Walkman(R) line-up is creating a halo effect over lower-end models in the same category and encouraging new users to try our phones," explains Miles Flint, President of Sony Ericsson.

"We enjoyed a record quarter due to a favourable product mix, and after celebrating Sony Ericsson's 5th Anniversary on October 1st the financial results we've announced today further illustrate how far the company has come in a short time. We have introduced a fresh approach to the communication of our brand, which aims to make it stand out in the marketplace, and we are confident that this will strengthen the Sony Ericsson brand further going forward," he added.

Average Selling Price (ASP) rose sequentially, due to a greater proportion of mid and high priced models in the product mix and the success of the K800 Cyber-shot TM phone during the quarter.

Sony Ericsson continues to forecast the 2006 global handset market as being above 950 million units. On this basis the company believes it has outperformed the growth rate in the market and gained over 1% point market share this quarter, to reach a global market share of approximately 8%.

In the third quarter Sony Ericsson added to its tennis sponsorship properties to become the title Sponsor of the Nasdaq-100 Open in Miami, renaming it the Sony Ericsson Open, and became a sponsor at the Tennis Master's Cup in Shanghai, the company's first involvement with men's tennis. Sony Ericsson will now have a presence at three major tennis tournaments throughout the year covering Europe, North and Latin America, Asia Pacific and China.

WALKMAN(R) and Cyber-shot TM are trademarks or registered trademarks of Sony Corporation.

- ENDS -

Sony Ericsson Mobile Communications serves the global communications market with innovative and feature-rich mobile phones, accessories and PC-cards. Established as a joint venture by Sony and Ericsson in 2001, with global corporate functions located in London, the company employs over 7,000 people worldwide, including R&D sites in Europe, Japan, China and America. Sony Ericsson celebrated the 5th anniversary of the start of the joint venture on 1st October, 2006.

Sony Ericsson is the global title sponsor of the Women's Tennis Association, and works with the Association to promote the Sony Ericsson WTA Tour in over 80 cities during the year. The tour culminates at the Sony Ericsson Championships in Madrid, Spain, from 7 to 12 November.

For more information on Sony Ericsson, please visit www.sonyericsson.com


CONTACTS:

Investors/Analysts
Ericsson Investor Relations
Gary Pinkham (Stockholm) +46 8 719 0858

Sony Investor Relations
Takao Yuhara (Tokyo) +81 3 5448 2180
Shinji Tomita (London) +44 207 444 9712

Press/Media
Ericsson External Relations
Ase Lindskog (Stockholm) +46 8 719 9725

Sony Corporate Communications
Koji Kurata (Tokyo) +81 3 5448 2200

Sony Ericsson Corporate Communications
Aldo Liguori (London) +44 208 762 5860
Merran Wrigley (London) +44 208 762 5862


This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For a detailed description of risk factors see Sony's and Ericsson's filings with the US Securities and Exchange Commission, particularly each company's latest published Annual Report on Form 20-F.